 Global Cosmetics Inc.

Pavilion, 96 Kensington High Street, London, W8 4SG

Via EDGAR

February 14, 2017

Securities and Exchange Commission

Washington, DC 20548

Attention: Pam Long

Re:	Global Cosmetics Inc.
Registration Statement on Form S-1
Filed May 2, 2016, as amended
File No. 333-211050

Ladies and Gentlemen:

Reference is made to our letter, filed as correspondence via EDGAR on February 13, 2017, in which we requested the acceleration of the effective date of the above-referenced Registration Statement for Tuesday, February 14, 2017, at 4:00 PM Eastern Time, in accordance with Rule 461 under the Securities Act of 1933, as amended. We hereby withdraw our request for acceleration of the effective date.

Thank you for your assistance.

Global Cosmetics Inc.

/s/ Benjamin Ridding
By:	Benjamin Ridding
Chief Executive Officer